A.G.P./Alliance Global Partners

590 Madison Avenue

New York, New York 10022

January 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

RE:	Western Acquisition Ventures Corp. (the “Company”)
File No. 333-260384
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), A.G.P./Alliance Global Partners, as representative of the underwriters, hereby joins the request of the Company that the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m. Eastern Time on Tuesday, January 11, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

A.G.P./Alliance Global Partners

By:	Thomas Higgins

/s/ Thomas Higgins
Name:	Thomas Higgins
Title:	Managing Director